SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 FINAL AMENDMENT
                                       TO
                                 SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                               AVISTA CORPORATION
                  (Name of Issuer and Person Filing Statement)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   05379B 10 7
                             (formerly 940688 10 4)
                      (CUSIP Number of Class of Securities)

   J.E. ELIASSEN, Senior Vice President             J. ANTHONY TERRELL
       and Chief Financial Officer               Thelen Reid & Priest LLP
           Avista Corporation                      40 West 57th Street
        1411 East Mission Avenue              New York, New York 10019-4097
       Spokane, Washington  99202                    (212) 603-2000
             (509) 489-0500

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

                                    Copy to:

                                LINDA A. SIMPSON
                              Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                                 (212) 450-4000



                                October 21, 1998
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                                Explanatory Note

     This Final Amendment amends and supplements the Final Amendment to Issuer Tender Offer Statement on Schedule 13E-4 dated December 1, 1998 (the "Final Amendment") and the Issuer Tender Offer Statement on Schedule 13E-4 dated October 21, 1998 (the "Statement") filed by The Washington Water Power Company, a Washington corporation now known as Avista Corporation (the "Company"), relating to the Company's offer to exchange upon the terms and subject to the conditions set forth in the prospectus dated October 21, 1998 (the "Prospectus") and the related Letter of Transmittal (copies of which are attached as exhibits (a)(1) and (a)(2) to the Statement, respectively, and which together constitute the "Exchange Offer"), depositary shares (the "Depositary Shares"), each constituting a one-tenth ownership interest in one share of $12.40 Preferred Stock, Convertible Series L, no par value, of the Company (the "$12.40 Preferred Stock"), for up to 20,000,000 shares of Common Stock, no par value, of the Company (such shares of Common Stock, together with all other issued and outstanding shares of Common Stock of the Company, being herein referred to as the "Common Shares"), at a rate of one Depositary Share for each Common Share validly tendered to, and accepted by, the Company. The Exchange Offer terminated at 12:00 Midnight, New York City time, on Wednesday, November 18, 1998. Terms defined in the Statement and not separately defined herein shall have the meanings assigned to such terms in the Statement.


ITEM 1.  SECURITY AND ISSUER.

     Item 1 is hereby amended by deleting the first two full paragraphs of
Item 1 in the Final Amendment and substituting the following paragraphs:

     A total of 15,404,595 Common Shares were validly tendered and not withdrawn pursuant to the Exchange Offer, including Common Shares for which certificates were delivered to the Exchange Agent pursuant to the guaranteed delivery procedures set forth in the Prospectus. The Company accepted for exchange all 15,404,595 Common Shares. The Exchange Agent distributed Depositary Shares on December 1, 1998 in exchange for Common Shares accepted for exchange.

     Immediately after exchange of the Common Shares accepted pursuant to the Exchange Offer, the Company had 40,555,765 Common Shares and 15,404,595 Depositary Shares (representing 1,540,460 shares of the Company's $12.40 Preferred Stock) issued and outstanding.

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


                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 28, 1999                AVISTA CORPORATION


                                        By: /s/ J.E. Eliassen
                                           -------------------------------------
                                                J.E. Eliassen
                                                Senior Vice President and
                                                  Chief Financial Officer


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